SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 4)1

GLOBALOPTIONS GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37946D209

(CUSIP Number)

Weiss Asset Management LP

c/o Georgiy Nikitin

222 Berkeley St.

16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 December 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

    CUSIP No. 37946D209                               13D

1	NAMES OF REPORTING PERSONS. BIP GP LLC WAM GP LLC Weiss Asset Management LP Andrew M. Weiss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

BIP GP LLC is a Delaware limited liability company.

WAM GP LLC is a Delaware limited liability company.

Weiss Asset Management LP is a Delaware limited partnership.

Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Weiss Asset Management LP -- 0 shares Andrew M. Weiss -- 0 shares
	8	SHARED VOTING POWER BIP GP LLC -- 969,871 WAM GP LLC -- 1,385,529 Weiss Asset Management LP -- 1,385,529 Andrew M. Weiss -- 1,385,529
	9	SOLE DISPOSITIVE POWER BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Weiss Asset Management LP -- 0 shares Andrew M. Weiss -- 0 shares
	10	SHARED DISPOSITIVE POWER BIP GP LLC -- 969,871 WAM GP LLC -- 1,385,529 Weiss Asset Management LP -- 1,385,529 Andrew M. Weiss -- 1,385,529

CUSIP No. 37946D209                               13D                                Page 3 of 7

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON BIP GP LLC -- 969,871 WAM GP LLC -- 1,385,529 Weiss Asset Management LP -- 1,385,529 Andrew M. Weiss -- 1,385,529
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) BIP GP LLC -- 15.64% WAM GP LLC -- 22.35% Weiss Asset Management LP -- 22.35% Andrew M. Weiss -- 22.35%
14	TYPE OF REPORTING PERSON BIP GP LLC -- 00 WAM GP LLC -- 00 Weiss Asset Management LP – IA, PN Andrew M. Weiss -- IN

This Amendment No. 4 to Schedule 13D amends the Schedule 13D initially filed on October 29, 2010, as amended by Amendments No. 1 filed on January 13, 2011,  No. 2  filed on May 26, 2011, and No. 3 filed on June 6, 2011 (collectively, as so amended, the “Schedule 13D”) with respect to the items set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by inserting the following provision immediately after the first paragraph hereof:

On December 1, 2011, BIP and BGO acquired Shares in open market purchases for an aggregate of approximately $262,750 cash.

CUSIP No. 37946D209                               13D                                Page 4 of 7

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) and (b)

 969,871 Shares, representing approximately 15.64 % of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Mr. Weiss is the managing member of each of BIP GP LLC and WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

415,658 Shares, representing approximately 6.70 % of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Mr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

All Share numbers and ownership percentages reported herein are as of December 1, 2011.  All ownership percentages reported herein are based on 6,199,933 Shares of the Issuer's Common Stock issued and outstanding as of November 14, 2011, as announced by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(c) During the past 60 days, BIP and BGO effected the transactions in the Issuer's Common Stock as set forth on Exhibit 1 attached hereto.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1

Transactions Effected in Last 60 Days

Exhibit 2

Joint Filing Agreement

CUSIP No. 37946D209                               13D                                Page 5 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

December 2, 2011

 BIP GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WEISS ASSET MANAGEMENT LP

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

ANDREW WEISS

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 ATTORNEY-IN-FACT FOR ANDREW WEISS

CUSIP No. 37946D209                               13D                                Page 6 of 7

Exhibit 1

TRANSACTIONS EFFECTED IN LAST 60 DAYS

Transactions by BIP:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
12/1/2011	Open Market Purchase	73,570	$ 2.50

Transactions by BGO:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share ($)
12/1/2011	Open Market Purchase	31,530	$ 2.50

CUSIP No. 37946D209                               13D                                Page 7 of 7

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, BIP GP LLC, WAM GP LLC, Weiss Asset Management LP and Andrew M. Weiss, hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G and/or 13D (including any and all amendments thereto) with respect to the Common Stock of GlobalOptions, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and/or 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 28, 2010.

BIP GP LLC

 BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WAM GP LLC

  BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

WEISS ASSET MANAGEMENT LP

  BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 GEORGIY NIKITIN, CHIEF COMPLIANCE OFFICER

ANDREW WEISS

  BY: /S/ GEORGIY NIKITIN

 -----------------------------------

 ATTORNEY-IN-FACT FOR ANDREW WEISS

Footnotes

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).